

August 17, 2015

Via E-mail
Hideo Moroe
President
American Honda Receivables LLC
20800 Madrona Avenue
Torrance, California 90503

     Re: American Honda Receivables LLC
               Registration Statement on Form SF-3
               Filed July 27, 2015
               File No. 333-205883

Dear Mr. Moroe:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please file your exhibits, including the form of agreements, with the next amendment.

Cover Page of Prospectus

3. We note in footnote 2 of the calculation of registration fee table that you intend to rely on Securities Act Rule 457(p) to offset your registration fee. In order to provide clear disclosure about the fee offset, please also include brackets to indicate that you will quantify the amount of unsold securities on the prior registration statement, the fee associated with the unsold securities, and state whether the offering registered on the prior registration statement has been completed or terminated or the registration statement has been withdrawn.

Summary of Terms – Receivable Representations and Warranties, page 16

4. We note that the issuing entity, the owner trustee, the indenture trustee or any noteholder can request that the sponsor or the depositor repurchase any receivable due to a breach of representation or warranty. However, we note disclosure on page 116 stating that only the depositor is required to repurchase receivables and that only the issuing entity or indenture trustee can make a repurchase request. Please revise accordingly.

Summary of Terms – Review of Asset Representations, page 17

5. Please revise the description of the voting requirement for investors to direct a review here to be consistent with requirement as described on page 115, which states that a review will occur "if Investors representing a majority of the voting Investors vote in favor of directing a review."

The Sponsor, Originator, Servicer and Administrator – Servicing Experience, page 61

6. We note that you have bracketed the percentage of the scheduled payment that the obligor must fail to make in order to be deemed delinquent. However, we also note that a delinquent receivable as defined on page 114 in connection with the delinquency trigger does not include similar bracketed disclosure. Please revise or tell us why it is appropriate that the measurement of a delinquent asset for purposes of an asset review be different than the measurement for servicing and enforcement collection purposes.

Credit Risk Retention, page 61

7. We note that you have referenced the entirety of the disclosure on the terms of the notes, certificates and residual interest. Please revise to provide a description in this section of the material terms of the eligible horizontal residual interest retained by the sponsor as required by Rule 4(c)(1)(i)(B) of Regulation RR. In the alternative, we believe it would be acceptable to comply with the requirement by including a reference in this section to other specific summary disclosure in the prospectus about, for example, the priority of payments and events of default and acceleration for the transaction if the referenced

summary disclosure clearly indicates the retained ABS interest meets the risk retention requirements for an eligible horizontal residual interest.

8. Please revise your disclosure to include a description of the valuation methodology used to calculate fair values, including the key inputs and assumptions used to measure the fair value. In addition, please disclose the method by which you determined the range of bona fide estimates or specified prices, tranche sizes or rates of interest used to determine the range of fair values. Please refer to Rule 4(c)(1)(i) of Regulation RR.

9. Your disclosure should include, at a minimum, descriptions of all inputs and assumptions that either could have a material impact on the fair value calculation or would be material to a prospective investor's ability to evaluate the sponsor's fair value calculations. Please refer to Rule 4(c)(1)(i)(F) of Regulation RR.

10. Your disclosure should include a summary description of the reference data set or other historical information used to develop the key inputs and assumptions, including loss given default and default rates. Please refer to Rule 4(c)(1)(i)(G) of Regulation RR.

11. Please revise your disclosure to include the percentage that the sponsor is required to retain as a vertical interest under the credit risk retention rules and a description of the material terms of the vertical interest and the amount that the sponsor expects to retain at the closing of the securitization transaction as required by Rules 4(c)(2)(i)(B) and 4(c)(2)(i)(C) of Regulation RR.

12. Please include a placeholder or confirm that the sponsor intends to provide the required post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found. Refer to Rules 4(c)(1)(ii) and 4(c)(2)(ii) of Regulation RR.

The Receivables – General, page 66

13. For a more detailed description of the sponsor's underwriting guidelines, you refer to the reader to a section with a subheading titled "Underwriting and Pricing of Consumer Financing." However, this subsection does not exist. Please provide a detailed description of the sponsor's underwriting guidelines and revise your disclosure here to correctly cross-reference that disclosure.

Delinquencies, Repossessions and Loan Loss Information, page 75

14. Please provide a graphical illustration of prepayments for each prior securitized pool or by vintage origination year regarding originations or purchases by the sponsor. Please refer to Item 1105(a)(3)(iv) of Regulation AB.

Depositor Review of Receivables, page 78

15. We note your statement that third parties will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936) (Aug. 27, 2014).

The Notes – [Prefunding Period], page 90

16. We note that you contemplate a prefunding account to purchase additional receivables. Please confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that you will not use more than 25% of the proceeds of the offering to fund the account.

The Notes – [Revolving Period], page 90

17. We note that you contemplate a revolving period to purchase additional receivables. Please confirm that any revolving period will comply with Item 1101(c)(3)(iii) of Regulation AB, including that the revolving period will not extend for more than three years from the date of issuance and that the additional pool assets are of the same general character as the original pool assets.

Description of the Transfer and Servicing Agreements – Asset Representations Review, page 113

18. We note that the reviewer, upon satisfaction of the asset review conditions, will review the receivables for compliance with the representations and warranties on the pool assets defined as the "Pool Asset Representations." Please include disclosure in the prospectus further describing the "Pool Asset Representations."

Description of the Transfer and Servicing Agreements – Asset Representations Review – Delinquency Trigger, page 114

19. We note that you have bracketed language indicating that charged-off receivables may not be included as delinquent receivables. Please tell us whether you intend for charged-off receivables to be included as delinquent receivables in some transactions but not in other transactions and whether this is consistent with how delinquencies are reported by the servicer in monthly reports on a Form 10-D.

Description of the Transfer and Servicing Agreements – Asset Representations Review – Asset Review Voting, page 114

20. Please explain the brackets around "for that Payment date." Is there an alternative measurement date?

21. We note that if any of the "Instituting Noteholders" is not a record holder as reflected in the note register, the indenture trustee may require that the investor provide verification documents to confirm that the investor is, in fact, a beneficial owner of notes. Please revise to describe more fully the verification procedures that the indenture trustee may impose.

22. We note that investors must call for a vote within 90 days of the payment date on which the delinquency trigger was breached. Because the Form 10-D is the primary mechanism by which the breach of the delinquency trigger is communicated to investors, and by which an investor would communicate with other investors, it is not clear to us that your time limitation provides investors with the time necessary to evaluate whether the breached delinquency trigger warrants calling for a vote to direct a review and to communicate with other investors about exercising this review. We note that the Form 10-D is required to be filed within 15 days after a required distribution date. Please revise or provide us with your analysis why you believe 90 days measured from the payment date is sufficient time for investors to call for a vote taking into account these procedures and timelines.

23. We note that you indicate that "[i]nvestors holding at least 5% (by aggregate outstanding principal amount of all the outstanding Notes)" may initiate a vote for an asset representations review. On page 49 under "Risk Factors—Because the notes are in book-entry form, your rights can only be exercised indirectly," we further note that you indicate that the indenture trustee will not recognize an investor as a "noteholder." Please revise your disclosure to make it clear that the investors will be able to initiate a vote for an asset representations review.

24. Please confirm that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation of determining whether 5% of investors have elected to initiate a vote. See Section V.B.3(a)(2)(c)(i)(b) of Asset-Backed Securities Disclosure and Registration Adopting Release (Release No. 33-9638) (the "2014 ABS Adopting Release") (stating "the maximum percentage of investors' interest in the pool required to initiate a vote may not be greater than 5% of the total investors' interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)").

25. Please revise your disclosure to state that the following information will be provided to investors in timely Form 10-D filings:

- when a vote has been initiated;
- when the requisite percentage of investors have voted to direct a review; and
- when the asset representations reviewer resigns, is removed or is substituted.

Description of the Transfer and Servicing Agreements – Asset Representations Review – Fees and Expenses for Asset Review, page 115

26. Please remove the brackets from the final sentence in this paragraph or provide alternative bracketed disclosure of the source of payment for the Review Expenses.

Description of the Transfer and Servicing Agreements – Asset Representations Review – Asset Review, page 115

27. We note your bracketed disclosure indicating that either the reviewer will have discretion over the review procedures or that the reviewer will perform the review in accordance with any procedures as agreed to by the parties in the asset representations review agreement. Please confirm that such procedures will be sufficient for the asset representations reviewer to determine if a receivable has failed to comply with a representation or warranty. General Instruction I.B.1(b) of Form SF-3 states, in part, that the "asset representations reviewer shall be responsible for reviewing the underlying assets for compliance with the representations and warranties."

Description of the Transfer and Servicing Agreements – Dispute Resolution, page 116

28. We note that a repurchase request can only be made by the issuing entity or the indenture trustee "in its discretion" or at investor direction. It is not clear what discretion the trustee has with respect to repurchase requests from noteholders and what procedures (e.g., a noteholder vote) are needed to direct the trustee to convey the repurchase request to the Depositor. Because investors should be able to utilize the shelf dispute resolution provision, please revise to provide that investors are able to make a repurchase request. In addition, it is not clear from the disclosure in the prospectus whether you are limiting the dispute resolution provision to only a noteholder (or noteholders) that hold a specified (currently unstated) percentage of the securities. If this is what you intend, please tell us why it is appropriate to impose these requirements on the requesting party. Refer to Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release.

29. Please describe the conditions set forth in the sale and servicing agreement which would restrict an investor's ability to join an existing mediation or arbitration and explain why such restrictions are appropriate.

Description of the Transfer and Servicing Agreements – Noteholder Communication, page 124

30. Please tell us if there are any verification requirements for beneficial owners.

31. We note that the depositor will include noteholder communication requests in the monthly distribution reports on Form 10-D so long as the depositor is filing those reports. Please tell us why the depositor would stop filing Form 10-D while notes and/or certificates are still outstanding. Please also tell us how a request for noteholder communication would be disseminated if another transaction party, such as the servicer or indenture trustee, filed the Form 10-D on the depositor's behalf.

Description of the Transfer and Servicing Agreements – Duties of the Owner Trustee[, the Delaware Trustee] and the Indenture Trustee, page 130

32. We note your disclosure that "[t]he indenture trustee will be under no obligation to exercise any of the rights or powers vested in it by the indenture or to make any investigation of any matters arising under the indenture or to institute, conduct or defend any litigation under the indenture or in relation thereto at the request, order or direction of any of the noteholders, unless those noteholders have offered to the indenture trustee reasonable security or indemnity against the costs, expenses and liabilities that may be incurred by the indenture trustee in connection with the exercise of those rights." We further note your disclosure that no noteholder will have any right under the indenture to "institute any proceeding" with respect to the indenture unless certain conditions are met. Please revise to clarify that such restrictions and conductions do not apply to, and will not otherwise impair, investors' ability to utilize the dispute resolution provision that you describe on page 116.

Legal Opinions, page 155

33. Please confirm that you will file the finalized legal and tax opinions as exhibits to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement no later than the date the final prospectus is required to be filed under Rule 424 of the Securities Act. Refer to Item 1100(f) of Regulation AB.

Part II – Item 15. Undertakings

34. Please revise your undertakings to remove references to Item 512(a)(5)(i) of Regulation S-K. Registrants offering asset-backed securities must now rely on Rule 430D of Regulation C.

35. Please revise your reference to Item 512(a)(6)(iii) of Regulation S-K so that it states that the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michelle Stasny at (202)551-3674 or me at (202)551-3731 with any other questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel

cc: Stuart Litwin, Mayer Brown LLP